SECURITIES AND EXCHANGE COMMISSION
	                      Washington, D.C. 20549

	                              FORM 6-K

             REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE
             13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT
                                  OF 1934

             Dated: July 23, 2002

                       Commission file number 0-21392

                            AMARIN CORPORATION PLC
            (Exact name of Registrant as Specified in its Charter)

                                   ENGLAND
                      (Jurisdiction of Incorporation or
                            organization of Issuer)


                                7 Curzon Street
                             London W1J 5HG, England
                      (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            [X] Form 20-F            [ ] Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            [ ] Yes                  [X] No

Attachment:

Material Events

(a)	Amarin Corporation plc restructures loan with Elan.


          This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3
(Registration Statement No. 333-12642) of Amarin
Corporation plc and in the prospectus contained therein, and in the Registration Statement on Form F-3
(Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed.

           Pursuant to the requirements of the
Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         AMARIN CORPORATION PLC



                        By:/s/Richard A B Stewart
                          Richard A B Stewart
                          Chief Executive Officer



Date: July 23, 2002






                                         Index to
Exhibits

Exhibit Item                  Sequentially Numbered Page

(a) Material Event description-             4
Amarin Corporation plc restructures
Loan with Elan.























                                                 Exhibit
(a)






Contacts:
Rick Stewart                                 Nigel Bell
Chief Executive Officer                      Chief Financial Officer
Amarin Corporation plc                       Amarin Corporation plc
Phone: +44 (0) 207 907 2440                  Phone: +44 (0) 207 907 2444
Email: rick.stewart@amarincorp.com           Email: nigel.bell@amarincorp.com


                         AMARIN CORPORATION RESTRUCTURES
                             LOAN AGREEMENT WITH ELAN


London, United Kingdom, July 23, 2002 -- Amarin Corporation plc (NASDAQ: AMRN) today announced that it has restructured a $45 million loan from Elan Pharmaceuticals, Inc. originally scheduled for repayment in full on September 30, 2002. Under the revised payment schedule, the loan will be repaid in three annual instalments of $20 million, $10 million and $15 million, beginning in the third quarter of this year, 2002. Interest will continue to accrue and will also be paid annually. The obligation was incurred last year as part of Amarin's acquisition of marketing and purchase option rights to Permax(r) (pergolide mesylate), a dopamine receptor agonist indicated as adjunctive therapy in the management of Parkinson's disease. Amarin is the exclusive licensee for Permax in the United States.

"We are very pleased to have successfully completed the restructuring of this loan agreement," said Rick Stewart, chief executive officer. "Extending the loan repayment now permits us to better direct resources toward advancing our late stage product opportunities. These include preparing for the launch of Zelapar ( tm ) upon approval by FDA."

Zelapar (selegiline HCl orally dissolving tablets), an MAO-B inhibitor, is being developed as adjunctive therapy to levodopa for treatment of the symptoms of Parkinson's disease. Last May, the U.S. Food and Drug Administration accepted for filing and review the New Drug Application for Zelapar.

Permax is generally well tolerated. The most commonly reported side effects are nausea, somnolence, dizziness, headache and dyskinesia. Full prescribing information for Permax is available from Amarin upon request, or can be found at www.amarinpharma.com, the website of Amarin Pharmaceuticals, Inc., the Company's drug development and marketing subsidiary.

Amarin Corporation plc is a specialty pharmaceutical company focused on neurology and pain management. The Company plans to become a leader in these therapeutic categories by providing innovative products and solutions that address significant unmet medical needs.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development and commercialisation, FDA approval, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2001 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The company assumes no obligation to update information on its expectations.